BERUSCHI & COMPANY
Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Bryce Cox B.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

December 28, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance
C/o Susan Min

Dear Sirs:

Re: GLOBAL HUNTER CORP. (the "Issuer")
Filing of documents under Section 12g3-2(b), *Securities Act* of 1934
File No. 82-4653

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since November 8, 2005:

A. Copies of Notices of Change of Directors filed with the Yukon Registrar of Corporations during the relevant period.

B. Copy of the Issuer's 2005 Annual Return filed with the Yukon Registrar of Corporations.

C. Copies of Exempt Distribution Reports (Form 45-103F4) filed with the British Columbia Securities Commission.

D. Copies of Material Change Reports (Forms 51-102F3) filed with the British Columbia and Alberta Securities Commissions.

dlw 1/19

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER: ______________________

GWEN WEGNER
Paralegal

Enclosures

cc: *Global Hunter Corp.*
Attn.: Rod Husband, President

82-4653

Yukon
Community Services
Services aux collectivités

YUKON BUSINESS CORPORATIONS ACT (SECTIONS 107, 114 AND 290) FORM 1-03

NOTICE OF DIRECTORS AND OFFICERS OR NOTICE OF CHANGE OF DIRECTORS AND OFFICER

LOI SUR LES SOCIÉTÉS PAR ACTIONS (ARTICLES 107, 114 ET 290) FORMULAIRE 1-03

AVIS CONCERNANT LES ADMINISTRATEURS/ADMINISTRATRICES ET LES DIRIGEANTS/DIRIGEANTES (NOMINATION ET CESSATION DE FONCTIONS)

1. CORPORATION NAME / *DÉNOMINATION SOCIALE* : GLOBAL HUNTER CORP.
2. CORPORATE ACCESS NUMBER / *NUMÉRO D'ENREGISTREMENT* : 28611

3. NOTICE IS GIVEN THAT ON THE / *SOYEZ AVISÉ QUE LE* DD 01 MM 02 YY 05

THE FOLLOWING PERSON(S) WERE APPOINTED / *LES ADMINISTRATEURS SUIVANTS/ADMINISTRATRICES SUIVANTES ONT ÉTÉ NOMMÉ(E)S* :

DIRECTORS / *ADMINISTRATEURS/ADMINISTRATRICES*

NAME / *NOM* :	ADDRESS / *ADRESSE* :
HUSBAND, ROD	16657 ROSEWOOD PLACE, SURREY, BC V4N 1W1

4. NOTICE IS GIVEN THAT ON THE / SOYEZ AVISÉ QUE LE DD MM YY

THE FOLLOWING PERSON(S) CEASED TO HOLD OFFICE AS / LES PERSONNES SUIVANTES ONT CESSÉ D'AGIR À TITRE D'ADMINISTRATEURS/ADMINISTRATRICES :

DIRECTORS / *ADMINISTRATEURS/ADMINISTRATRICES*

NAME / *NOM* :	ADDRESS / *ADRESSE* :

RECEIVED 2006 JAN -9 P 2: OFFICE OF INTERNATIONAL CORPORATE FINANCE

5. THE OFFICERS OF THE CORPORATION AS OF THIS DATE ARE / *À COMPTER D'AUJOURD'HUI, LES DIRIGEANTS/DIRIGEANTES DE LA SOCIÉTÉ SONT LES SUIVANTS/SUIVANTES* :

OFFICERS / *DIRIGEANTS/DIRIGEANTES*

NAME / *NOM* :	OFFICE HELD / *CHARGE* :
HARRIS, BRIAN	PRESIDENT/CEO
ROLAND, RAYMOND	SECRETARY/CFO

6. DATE / *DATE*: 12/06/09 SIGNATURE / *SIGNATURE*: [signature] TITLE / *TITRE*: CFO

Personal information contained on this form is collected under the *Business Corporations Act* and will be used to compile a public registry. For further information, contact the Manager, Corporate Affairs at (867) 667-5225, toll free within Yukon 1-800-661-0408.

Les renseignements personnels contenus dans ce document sont recueillis en vertu de la Loi sur les sociétés par actions *et seront utilisés afin d'établir un registre public. Pour plus de renseignements, veuillez communiquer avec le directeur, Entreprises, associations et coopératives, au (867) 667-5225, ou sans frais au Yukon au 1-800-661-0408.*

YG(3037Q)F2 REV.10/2002

82-4653

Yukon
Community Services
Services aux collectivités

YUKON BUSINESS CORPORATIONS ACT (SECTIONS 107, 114 AND 290) FORM 1–03

NOTICE OF DIRECTORS AND OFFICERS OR NOTICE OF CHANGE OF DIRECTORS AND OFFICER

LOI SUR LES SOCIÉTÉS PAR ACTIONS (ARTICLES 107, 114 ET 290) FORMULAIRE 1–03

AVIS CONCERNANT LES ADMINISTRATEURS/ADMINISTRATRICES ET LES DIRIGEANTS/DIRIGEANTES (NOMINATION ET CESSATION DE FONCTIONS)

1. CORPORATION NAME / *DÉNOMINATION SOCIALE* : GLOBAL HUNTER CORP.

2. CORPORATE ACCESS NUMBER / *NUMÉRO D'ENREGISTREMENT* : 28611

3. NOTICE IS GIVEN THAT ON THE / *SOYEZ AVISÉ QUE LE* DD/*JJ* MM/*MM* YY/*AA*

THE FOLLOWING PERSON(S) WERE APPOINTED / *LES ADMINISTRATEURS SUIVANTS/ADMINISTRATRICES SUIVANTES ONT ÉTÉ NOMMÉ(E)S* :

DIRECTORS / *ADMINISTRATEURS/ADMINISTRATRICES*

NAME / *NOM* :	ADDRESS / *ADRESSE* :

4. NOTICE IS GIVEN THAT ON THE / SOYEZ AVISÉ QUE LE DD/*JJ* 31 MM/*MM* 03 YY/*AA* 05

THE FOLLOWING PERSON(S) CEASED TO HOLD OFFICE AS / LES PERSONNES SUIVANTES ONT CESSÉ D'AGIR À TITRE D'ADMINISTRATEURS/ADMINISTRATRICES :

DIRECTORS / *ADMINISTRATEURS/ADMINISTRATRICES*

NAME / *NOM* :	ADDRESS / *ADRESSE* :
HARRIS, BRIAN	4760 WILLIAMS ROAD, RICHMOND, BC V7E 1J9

5. THE OFFICERS OF THE CORPORATION AS OF THIS DATE ARE / *À COMPTER D'AUJOURD'HUI, LES DIRIGEANTS/DIRIGEANTES DE LA SOCIÉTÉ SONT LES SUIVANTS/SUIVANTES* :

OFFICERS / *DIRIGEANTS/DIRIGEANTES*

NAME / *NOM* :	OFFICE HELD / *CHARGE* :
HUSBAND, ROD	PRESIDENT/CEO
ROLAND, RAYMOND	CFO/SECRETARY

6. DATE / *DATE*: 12/06/05 SIGNATURE / *SIGNATURE*: Roland TITLE / *TITRE*: CFO

Personal information contained on this form is collected under the *Business Corporations Act* and will be used to compile a public registry. For further information, contact the Manager, Corporate Affairs at (867) 667-5225, toll free within Yukon 1-800-661-0408.

Les renseignements personnels contenus dans ce document sont recueillis en vertu de la Loi sur les sociétés par actions *et seront utilisés afin d'établir un registre public. Pour plus de renseignements, veuillez communiquer avec le directeur, Entreprises, associations et coopératives, au (867) 667-5225, ou sans frais au Yukon au 1-800-661-0408.*

YG(3037Q)F2 REV.10/2002

82-4053

Yukon
Community Services
Services aux collectivités

ANNUAL RETURN
BUSINESS CORPORATIONS ACT (SECTION 267 AND 293) FORM 1-04
DÉCLARATION ANNUELLE
LOI SUR LES SOCIÉTÉS PAR ACTIONS DU YUKON (ARTICLES 267 ET 293) FORMULAIRE 1-04

1. CORPORATION NAME / *DÉNOMINATION SOCIALE :*
GLOBAL HUNTER CORP.

2. CORPORATE ACCESS NUMBER / *NUMÉRO D'ENREGISTREMENT :*
28611

3. PHYSICAL REGISTERED OFFICE ADDRESS / *ADRESSE GÉOGRAPHIQUE DU BUREAU ENREGISTRÉ :*
501-905 WEST PENDER STREET, VANCOUVER, BC V6C 1L6

4. MAILING ADDRESS / *ADRESSE POSTALE :*
501-905 WEST PENDER STREET, VANCOUVER, BC V6C 1L6

5. FOR THE YEAR ENDING / *POUR L'ANNÉE*
2005 (year) / *(année)*

6. DATE OF / *DATE*
YY / AA: 01 MM / MM: 02 DD / JJ: 12

- [ ] INCORPORATION / *DE LA CONSTITUTION*
- [x] REGISTRATION / *DE L'ENREGISTREMENT*
- [ ] AMALGAMATION / *DE LA FUSION*
- [ ] CONTINUATION / *DE LA PROROGATION*

7. DIRECTORS / *ADMINISTRATEURS/ADMINISTRATRICES*

NAME / *NOM :*	ADDRESS / *ADRESSE :*
HARRIS, BRIAN	4760 WILLIAMS ROAD, RICHMOND, BC V7E 1J9
ROLAND, RAYMOND	SUITE 305-1132 HARO STREET, VANCOUVER, BC V6E 1C9
TORRANCE, TOM	202-3288 CAPILANO CRESCENT, NORTH VANCOUVER, BC V7R 4H7
KENWOOD, STEPHEN	2073-149TH STREET, SURREY, BC V3L 4W2
BERAR, VIC	8921 NO. 4 ROAD, RICHMOND, BC

8. OFFICERS (example: President, Secretary, etc.) / *DIRIGEANTS/DIRIGEANTES (p. ex., président/présidente, secrétaire, etc.)*

NAME / *NOM :*	OFFICE HELD / *CHARGE :*
HARRIS, BRIAN	PRESIDENT/CEO
ROLAND, RAYMOND	CFO/SECRETARY

RECEIVED
2006 JAN -9 P 2:1
OFFICE OF INTERNATIONAL CORPORATE FINANCE

All filing required by the Yukon *Business Corporations Act* have been made relating to any change in:
1. Directors Form 1-03
2. Registered office address Form 1-02, 11-04
3. Attorney(s) Address(es) 11-03
4. Articles, statements

La société a déposé tous les documents exigés en vertu de la* Loi sur les sociétés par actions *concernant un changement survenu à l'égard de l'un ou l'autre des éléments suivants :
1. *Administrateurs/administratrices — Formulaire 1-03*
2. *Adresse du bureau enregistré — Formulaires 1-02 ou 11-04*
3. *Adresse du ou des fondés de pouvoir — Formulaire 11-03*
4. *Statuts, déclarations*

9. DATE / *DATE*	SIGNATURE / *SIGNATURE*	TITLE / *TITRE*
12/06/05	Roland	CFO

Personal information contained on this form is collected under the *Business Corporations Act* and will be used to compile a public registry. For further information, contact the Manager, Corporate Affairs at (867) 667-5225, toll free within Yukon 1-800-661-0408.

Les renseignements personnels contenus dans ce document sont recueillis en vertu de la Loi sur les sociétés par actions et seront utilisés afin d'établir un registre public. Pour plus de renseignements, veuillez communiquer avec le directeur, Entreprises, associations et coopératives, au (867) 667-5225, ou sans frais au Yukon au 1-800-661-0408.

YG(3038Q)F2 Rev. 10/2002

Corporate Access Number: 28611

---

7. DIRECTORS / *ADMINISTRATUEURS/ADMINISTRATRICES*

NAME / *NOM:*	ADDRESS / *ADRESSE:*
HUSBAND, ROD	**16657 ROSEWOOD PLACE, SURREY, BC V4N1C9**

82-4653

FORM 45-103F4
Report of Exempt Distribution

Issuer Information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the Vendor.

Auterra Ventures Inc., 501 – 905 West Pender Street, Vancouver, B.C., V6C 1L6
Tel (604) 669-5819

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The issuer is a reporting issuer in British Columbia and Alberta.

Details of Distribution

3. State the distribution date. If the report is filed for securities distributed on more than one distribution date, state all distribution dates.

February 9, 2005

4. For each security distributed:

(a) describe the type of security; and

Units consisting of Common Shares and Warrants

(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

Non-Brokered Private Placement of 1,000,000 units at $0.28 per unit, each unit consists of one common share and one share purchase warrant. Each warrant will entitle the holder thereof to purchase an additional share in the capital of the Issuer for two years at a price of $0.35 per share.

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each Jurisdiction where Purchasers Reside	Price Per Security (Canadian $)	Total Dollar Value Raised from Purchasers in the Jurisdiction (Canadian $)
British Columbia, Canada	Deemed price of $0.28 per unit	$196,000
Hong Kong	Deemed price of $0.28 per unit	$28,000
Stowe, Vermont	Deemed price of $0.28 per unit	$28,000
Portland, Oregon	Deemed price of $0.28 per	$28,000

	unit	
Total		$280,000

Commissions and Finder's Fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, including discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full Name and Address of Person Being Compensated	Name of Purchaser	Compensation Paid (in Canadian $ and, if applicable, number and type of securities)	Exemption Relied on and Date of Distribution (if applicable)	Price Per Share (Canadian $) (deemed)
N/A				

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

DATE: February 9, 2005

Auterra Ventures Inc.
Name of issuer *(please print)*

Signature of authorized signatory

Stephen Kenwood, Director
Name and office of authorized signatory
(please print)

82-4653

FORM 45-103F4

REPORT OF EXEMPT DISTRIBUTION

Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. Also state the full name and address of the vendor, if this report is filed (a) by a vendor who is not the issuer, and (b) in connection with an exemption other than those contained in MI 45-103.

Global Hunter Corp.
Name of issuer
#501-905 West Pender Street, Vancouver, BC, V6C 1L6
Address
(604) 669-5819
Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in British Columbia and Alberta.

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

March 7, 2005

4. For each security distributed:
   (a) Describe the type of security, and
   (b) State the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

10,000 shares

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction

Each jurisdiction where purchasers reside		(Canadian $)
British Columbia	$0.10	$1,000.00
Total dollar value of distribution in all jurisdictions (Canadian $)		$1,000.00

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price Per Share (Canadian $)
N/A	N/A	N/A	N/A

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: March 7, 2005

Global Hunter Corp.
Name of issuer or vendor *(please print)*

Raymond Roland, Director
Print name and position of person signing

Signature

82-4653

FORM 45-103F4
Report of Exempt Distribution

Issuer Information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the Vendor.

Global Hunter Corp., 300 – 905 West Pender Street, Vancouver, B.C., V6C 1L6
Tel (604) 681-4653

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The issuer is a reporting issuer in British Columbia and Alberta.

Details of Distribution

3. State the distribution date. If the report is filed for securities distributed on more than one distribution date, state all *distribution dates.*

July 14, 2005

4. For each security distributed:

(a) describe the type of security; and

Units consisting of Common Shares and Warrants

(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

Non-Brokered Private Placement of 2,900,000 units at $0.90 per unit, each unit consists of one common share and one share purchase warrant. Each warrant will entitle the holder thereof to purchase an additional share in the capital of the Issuer for two years at a price of $1.20 per share.

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each Jurisdiction where Purchasers Reside	Price Per Security (Canadian $)	Total Dollar Value Raised from Purchasers in the Jurisdiction (Canadian $)
British Columbia, Canada	Deemed price of $0.90 per unit	$2, 011.500
Hong Kong	Deemed price of $0.90 per unit	$90,000
Kagoshima City, Japan	Deemed price of $0.90 per unit	$90,000
Zurich, Switzerland	Deemed price of $0.90 per unit	$328,500

Milwaukie, OR USA	Deemed price of $0.90 per unit	$67,500
London	Deemed price of $0.90 per unit	$22,500
Total		$2,610,000

Commissions and Finder's Fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, including discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full Name and Address of Person Being Compensated	Compensation Paid (in Canadian $ and, if applicable, number and type of securities)	Exemption Relied on and Date of Distribution (if applicable)	Price Per Share (Canadian $) (deemed)
Marcel Puetter Holderbachweg 14 6315 Oberaegeri Switzerland	$44,550	n/a	n/a
Haywood Securities Inc. 2000 - 400 Burrard Street Vancouver, BC, V6C 3A6	$91,800	n/a	n/a

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

DATE: July 14, 2005

Global Hunter Corp.
Name of issuer *(please print)*

Signature of authorized signatory

Stephen Kenwood, Director
Name and office of authorized signatory
(please print)

82-(1653

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Global Hunter Corp. (the "Issuer")
300 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

January 20, 2005

Item 3. **Press Release**

Press Release dated January 20, 2005 and disseminated to the Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer is pleased to announce that it has agreed to a private placement of its securities to raise $280,000.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that it has agreed to a private placement of its securities to raise $280,000. The private placement will consist of the issuance of 1,000,000 units at $0.28 per unit, each unit consisting of one common share and one two-year share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Issuer at a price of $0.35 per share.

A finder's fee is payable in cash on a portion of the private placement. Both the finder's fee and the private placement are subject to acceptance for filing by TSX Venture Exchange.

Proceeds of the private placement are to be used for working capital, exploration and general corporate purposes.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on Subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Rod Husband, President - (604) 681-4653.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 2nd day of December, 2005.

"Raymond Roland"
Raymond Roland, Director

82-453

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Global Hunter Corp. (the "Issuer")
300 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

July 20, 2005

Item 3. **Press Release**

Press Release dated July 20, 2005 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that it has closed its non-brokered private placement of 3,500,000 units at a price of $0.90 per unit, which was previously announced on June 30, 2005.

Item 5. **Full Description of Material Change**

The Issuer would like to announce that it has closed its non-brokered private placement of 3,500,000 units at a price of $0.90 per unit, which was previously announced on June 30, 2005.

Each unit consists of one common share in the capital of the issuer and one share purchase warrant. Each warrant will entitle the purchaser to purchase one additional share exercisable for a period of two years, at a price of $1.20 per share.

The shares and any shares issued upon exercise of the warrants shall not trade on or before November 15, 2005 under the BC Securities Act and the TSX Venture Exchange Policies.

The issure will use the funds from the private placement for continued exploration on its properties in Chile, BC and the Yukon, as well as for general working capital.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on Subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Rod Husband, President - (604) 681-4653.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 8th day of November 2005.

"Raymond Roland"
Raymond Roland, Director